                                                                    Exhibit 99.1

REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company's revised audited consolidated financial statements for the year ended June 30, 2006 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This Management's Discussion and Analysis ("MD&A") provides a review of the performance of the Company for the year ended June 30, 2006 as compared to the year ended June 30, 2005. This MD&A includes financial information derived from the revised annual audited consolidated financial statements and from the unaudited interim consolidated financial statements. This review was performed by management with information available as of September 13, 2006.

Where "we", "us", "our", "Transition" or the "Company" is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements. Forward-looking statements are identified by words such as "expect", "believe", "intend", "anticipate", "will", "may", or other similar expressions. These forward-looking statements by their nature are not guarantees of the Company's future performance and involve risks and uncertainties that could cause the actual results to differ materially from those discussed in, or implied by, these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time this MD&A was prepared, but cautions the reader that these assumptions may ultimately prove to be incorrect due to certain risks and uncertainties including, but not limited to, the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the Company's ability to finance, manufacture and commercialize its products, the protection of intellectual property and any other similar or related risks and uncertainties. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C.

GENERAL RISK FACTORS FOR THE BIOTECHNOLOGY INDUSTRY

Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans or whether it will ultimately receive regulatory approval. In addition, there is also no assurance that adequate funds or relationships required to continue product development such as those with employees, collaborators, or other third parties will be available and sustained.

If a product is ultimately approved for sale, there is also no assurance that it will ever result in significant revenues or profitable operations. There are many factors such as competition, patent protection and the regulatory environment that can influence a product's profitability potential.

In addition, due to the speculative nature of this industry, market prices for securities of biotechnology companies may be highly volatile and subject to significant fluctuation and may not necessarily be related to the operating or other performances of such companies.

RECENT ACHIEVEMENTS

During fiscal 2006 and up to the date of this MD&A, the Company achieved the following significant milestones:

     I.N.T.(TM) - DIABETES:

     - ANNOUNCED ENCOURAGING PRELIMINARY BLINDED SAFETY AND EFFICACY DATA FROM THE ONGOING EXPLORATORY PHASE IIA CLINICAL STUDY OF ITS LEAD DIABETES REGENERATIVE THERAPY, E1-I.N.T.(TM) IN TYPE I DIABETES PATIENTS. Data from three of the first four type I diabetes patients completing the 4 week treatment period showed a reduction in daytime insulin usage by 35-75% and a favorable safety profile when the therapy was titrated to maximal doses. In addition, the Company has completed enrollment for exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and II diabetes patients;

     - TRANSITION RECEIVED US$1 MILLION AS THE COMPANY AND NOVO NORDISK A/S ("NOVO NORDISK") AMENDED THE I.N.T.(TM) LICENSE AGREEMENT TO RESTATE THE RIGHTS AND RESPONSIBILITIES OF THE PARTIES. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T. (TM) program and the Company regains exclusive ownership and rights to all other I.N.T.(TM) programs, including GLP1-I.N.T.(TM);

     - THE COMPANY AND THE JUVENILE DIABETES RESEARCH FOUNDATION INTERNATIONAL ("JDRF") ENTERED INTO AN AGREEMENT IN WHICH THE JDRF WILL PROVIDE MILESTONE DRIVEN FUNDING OF UP TO US$4 MILLION to assist in the expedited development of GLP1-I.N.T.(TM) over a two year period;

     - SIGNED AN EXCLUSIVE LICENSE AGREEMENT FOR TWO US PATENTS FOR THE USE OF GLUCAGON-LIKE PEPTIDE-1 ("GLP-1") ANALOGUES in the treatment of type I diabetes.

     AZD 103 - ALZHEIMERS DISEASE:

     - ACQUIRED ALL OF THE REMAINING OUTSTANDING SHARES OF ALZHEIMER'S FOCUSED ELLIPSIS NEUROTHERAPEUTICS INC. ("ENI"). The key asset in the acquisition is the Alzheimer's disease compound AZD-103;

     - RECEIVED CLEARANCE FROM BOTH THE UNITED STATES FOOD AND DRUG ADMINISTRATION ("FDA") AND THERAPEUTIC PRODUCTS DIRECTORATE OF HEALTH CANADA TO COMMENCE PHASE I CLINICAL TRIALS to evaluate the pharmacokinetics, safety and tolerability of escalating doses of AZD-103 in healthy volunteers;

     - POSITIVE RESULTS RELEASED FROM CANADIAN PHASE I CLINICAL TRIAL OF AZD-103 showed that AZD-103 has a favourable pharmacokinetic profile and preliminary safety data indicated that AZD-103 was well tolerated and no safety concerns or significant adverse events were observed in the study.

     HCV-IET - HEPATITIS C:

     - ANNOUNCED INTERIM DATA FROM A PHASE I/II CLINICAL TRIAL OF HCV-IET IN HEPATITIS C NON RESPONDERS. In the study, 6 of 21 (28%) of the hepatitis C non-responder patients that completed 12 weeks of treatment had a greater than 99% reduction of virus levels.

     SUSTAINING FINANCIAL STRENGTH:

     - COMPLETED AN OFFERING FOR 15,575,000 COMMON SHARES at a price of $0.69 per common share for net cash proceeds of $9,648,600;

     - RECEIVED THE FIRST ANNIVERSARY PAYMENT OF $475,000 from the sale of its subsidiary, Stem Cell Therapeutics Inc ("SCT").

     OTHER:

     - ACQUIRED FROM PROTANA INC. ("PROTANA"), THE OPTIMOL LEAD DISCOVERY TECHNOLOGY, A PATENTED, STATE-OF-THE-ART DRUG DISCOVERY SYSTEM that will enable the Company to identify and optimize lead compounds in considerably less time than current industry standards;

     - TO DATE, THE CORPORATION POSSESSES OR EXCLUSIVELY LICENSES 32 ISSUED PATENTS. DURING THE YEAR THE COMPANY WAS ISSUED THREE US PATENTS. The first claims composition of matter for the diabetes regenerative agent E1, the second claims E1-I.N.T. (TM) methods for treating diabetes patients, and the third claims the use of Transition's interferon enhancer EMZ702 and alpha or beta interferons for the treatment of viral diseases, including hepatitis C.

The Company's cash, cash equivalents and short-term investments were $15,005,437 at June 30, 2006 and the Company's net working capital position was $14,286,044. The Company currently believes that it has adequate financial resources to meet anticipated expenditures until early fiscal 2008.

STRATEGIC ACQUISITIONS

During the year ended June 30, 2006, the Company completed the following acquisitions:

ELLIPSIS NEUROTHERAPEUTICS INC.

On March 13, 2006, the Company announced the acquisition of all the remaining outstanding shares of Alzheimer's focused ENI. The key asset in the acquisition is the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

AZD-103 meets all the key criteria for an Alzheimer's disease therapeutic, it is efficacious in different models, crosses the blood-brain barrier and achieves levels higher than those required for efficacy in the cerebrospinal fluid, and has an excellent safety profile in pre-clinical studies. AZD-103 is well positioned to be an effective therapy for preventing or reversing Alzheimer's disease by inhibiting the aggregation and accumulation of amyloid beta in the brain, a hallmark pathology of this debilitating disease.

With the completion of the share purchase agreement with ENI Directors announced February 27, 2006 and the acceptance of the tender offer by ENI's other shareholders announced on March 13, 2006 (the "PURCHASE AGREEMENTS"), Transition now owns 100% of ENI. Under the Purchase Agreements, Transition acquired the remaining 66.8% of ENI it did not already own. Transition acquired this remaining interest in exchange for 18,985,308 Transition common shares. In addition, ENI shareholders are entitled to a series of payments, contingent on AZD-103 achieving certain clinical milestones, potentially totalling up to $12.8 million payable in Transition common shares at then market prices and a royalty of up to 1% on net sales of AZD-103 product.

ASSET ACQUISITION FROM PROTANA INC.

Effective November 1, 2005, the Company acquired certain assets of Protana Inc., a private company. Included in the assets acquired is the Optimol technology, a patented, state-of-the-art drug discovery system that will enable the Company to identify and optimize lead compounds in considerably less time than the current industry standard. Prior to the acquisition management determined that certain assets (the "IDENTIFIED ASSETS") were not consistent with the Company's corporate strategy and decided to sell the identified assets. Under the terms of the agreement, the net proceeds received from the sale of the identified assets will be split equally with a group of specified creditors.

Under the terms of the agreement the assets were purchased from Protana in exchange for $3.1 million cash, assumption of approximately $3.0 million long-term debt secured by the acquired equipment [U.S. $2,543,372], and 2.0 million common shares valued at $1.18 million, net of share issuance costs.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition's vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company's lead technologies are as follows:

I.N.T.(TM) TECHNOLOGY FOR DIABETES

GENERAL

Insulin-dependent diabetes is a chronic, life-long disease that results when the pancreas produces no or too little insulin to properly regulate blood sugar levels. Insulin-dependent diabetics become dependent on administered insulin for survival. It has been estimated by the American Diabetes Association that there are approximately 4 to 5 million Americans suffering from this disease.

Transition has developed a patented diabetes therapy, which offers a new paradigm in the treatment of insulin-dependent diabetes. Transition's Islet Neogenesis Therapy is based on the discovery that a short course of naturally occurring peptides can regenerate insulin-producing cells in the body. Transition is currently actively developing two I.N.T.(TM) products E1-I.N.T.(TM) and GLP1- I.N.T.(TM). Transition has completed enrolment for its Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and type II diabetics. These trials have been cleared by the FDA and are proceeding at multiple clinical sites in the U.S.

LICENSING AGREEMENT

In August 2004, the Company signed a licensing agreement (the "LICENSING AGREEMENT") with Novo Nordisk to develop I.N.T.(TM) for the treatment of diabetes. Under the terms of the Licensing Agreement, Novo Nordisk received exclusive worldwide rights to the Company's I.N.T.(TM) technology except for I.N.T.(TM) for transplantation. In exchange for this license, Novo Nordisk agreed to make up-front and milestone payments which, assuming all development milestones are achieved, will total U.S.$48 million, an equity investment in the Company of $6 million, commercial milestone payments and royalty payments on future net sales and to also assume all costs for the development of the licensed GLP1-I.N.T.(TM) technology.

On July 17, 2006, the Company and Novo Nordisk amended the Licensing Agreement to restate the rights and responsibilities of the parties. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T. (TM) program and the Company regains exclusive ownership and rights to all other I.N.T.(TM) programs, including GLP1-I.N.T.(TM). Novo Nordisk has in association with the execution of the amendment paid US$500,000 to the Company. Additionally, the Company has received from Novo Nordisk US$500,000 in research and development funding in calendar 2006. The financial terms of the amended agreement remain the same, where the Company will receive future E1-I.N.T.(TM) developmental milestone payments potentially totalling US$46 million plus commercial milestone payments and royalties on future net sales of E1-I.N.T.(TM) products.

As of June 30, 2006, under the Licensing Agreement, in addition to a $6 million equity investment, the Company has received a total of $2,880,553 (U.S. $2,250,000). Of this total, $1,968,580 (U.S. $1,500,000) has been recorded as deferred revenue and will be recorded as licensing fee revenue over the term of the Licensing Agreement, which has been estimated as 15 years. Licensing fee revenue of $131,244 was recognized during fiscal 2006.

The remaining $911,973 (U.S. $750,000) was received for expenditures relating to a joint research program. Of this amount, $385,676 (U.S. $317,130) has been spent on joint research expenses incurred and the balance of $526,297 (U.S. $432,870) has been recorded as current deferred revenue until the corresponding research expenses are incurred in fiscal 2007.

In addition, under the terms of an agreement between the Company and the General Hospital Company ["GHC"], the Company paid to GHC sub-licensing fees of $132,400 [U.S. $100,000], in respect of certain payments received under the Licensing Agreement. These sub-licensing fees have been recorded as deferred charges and are being amortized as research and development expenses over the term of the Licensing Agreement. For the year ended June 30, 2006, sub-licensing fees amortized as research and development, net, amounted to $8,832.

E1- I.N.T.(TM)

Transition's first Islet Neogenesis Therapy product, E1-I.N.T.(TM), a combination of Transition's epidermal growth factor analogue ("E1") and gastrin analogue ("G1"), has completed two Phase I clinical trials, in which it was shown that E1-I.N.T.(TM) is safe to administer. Transition has received FDA clearance to initiate exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and type II diabetics.

Transition has completed enrolment for these two clinical trials which are evaluating efficacy, safety and tolerability of a 28-day course of daily E1-I.N.T.(TM) treatments with a six-month follow-up. During fiscal 2006 the Company announced blinded safety and efficacy data from the ongoing exploratory Phase IIa clinical study of E1-I.N.T.(TM) for type I diabetes patients. Preliminary data from three of the first four type I diabetes patients completing the 4 week treatment period showed a reduction in daytime insulin usage by 35-75% and a favorable safety profile when the therapy was titrated to maximal doses.

Transition currently advances the clinical development of E1-I.N.T.(TM) for type I and type II diabetes. Upon the delivery of final data from the ongoing clinical trials, Novo Nordisk shall decide whether to exercise their option under the terms of the Licensing Agreement to finalize development and commercialization of E1-I.N.T.(TM). Following such a decision Transition will be entitled to additional milestone payments and reimbursement of all E1-I.N.T.(TM) clinical development costs since August 2004.

GLP1- I.N.T.(TM)

Transition's second Islet Neogenesis Therapy product, GLP1- I.N.T.(TM), a combination of one of the leading diabetes drug candidates, GLP-1, with G1, is currently in pre-clinical development. The Company has entered into an agreement with the JDRF to support the clinical development of GLP1- I.N.T.(TM) over the next two years.

EXPENDITURES FOR THE I.N.T.(TM) PROGRAM

During the year ended June 30, 2006, the Company incurred direct research and development costs for this program as follows:

                        I.N.T.(TM) PROGRAM (1)
                        ----------------------
Clinical studies              $2,213,216
Manufacturing                    989,792
Other direct research            128,817
                              ----------
TOTAL                         $3,331,825
                              ==========

(1) These costs are direct research costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

I.E.T. FOR MS AND HEPATITIS C

GENERAL

Interferon Enhancing Therapy ("I.E.T.") is a development initiative for Transition that has resulted in the discovery and development of two drug products: HCV-I.E.T. for hepatitis C and MS-I.E.T for multiple sclerosis ("MS").

HCV-I.E.T. FOR HEPATITIS C

Hepatitis C is a progressive disease of the liver caused by the hepatitis C virus. Currently, it is estimated there are about 170 million people worldwide who are infected with the hepatitis C virus, and 4 million of those are in the United States. Up to 80% of individuals infected with the virus are symptom-free initially, as the infection is typically mild in its early stages. As a result, diagnosis does not usually take place until liver damage has already occurred. Long-term effects of chronic hepatitis C infection include cirrhosis, liver failure and liver cancer. Current treatments for hepatitis C, including combination therapies, can eliminate the virus in approximately 55% of cases.

HCV-I.E.T. combines Transition's interferon enhancer, EMZ702, with the current standard of care for hepatitis C, a combination therapy of interferon-"a" and ribavirin. The combination of EMZ702 with interferon-"a" and ribavirin in surrogate models for hepatitis

C has demonstrated a two to three fold increase in anti-viral potency compared to interferon-"a" and ribavirin alone.

In July 2005, Transition commenced enrolment for a Phase I/II clinical trial for HCV-I.E.T. in hepatitis C patients. The clinical trial was designed to evaluate HCV-I.E.T.'s ability to produce a positive therapeutic response in patients who have failed to respond to previous treatment with interferon-"a" and ribavirin. This population of hepatitis C patients currently has no treatment alternatives and is estimated to represent nearly 45% of all hepatitis C patients. In the trial, hepatitis C patients who have not responded to a pegylated interferon and ribavirin product, receive twice-weekly treatments of EMZ702 administered along with the same pegylated interferon and ribavirin product for 12 weeks.

In August 2006, the Company announced data from a Phase I/II clinical trial of HCV-IET in hepatitis C non responders. In the study, 6 of 21 (28%) of the hepatitis C non-responder patients that completed 12 weeks of treatment had a greater than 99% reduction of virus levels.

MS-I.E.T. FOR MS

Transition is actively seeking a partner for the MS-I.E.T. product and its clinical development. Upon an MS-I.E.T. partnership or at the completion of Transition's current trials in diabetes, Alzheimer's disease and hepatitis C, the Company will evaluate options to increase the number of clinical sites and rate of patient enrolment.

EXPENDITURES FOR THE I.E.T. PROGRAM

During the year ended June 30, 2006, the Company incurred direct research and development costs for this program as follows:

                        I.E.T. PROGRAM (1)
                        ------------------
Clinical studies            $  695,860
Manufacturing                  384,121
Other direct research           25,105
                            ----------
TOTAL                       $1,105,086
                            ==========

(1) These costs are direct research costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

AZD-103 FOR ALZHEIMER'S DISEASE

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer's disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer's disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer's disease worldwide. The likelihood of developing late-onset Alzheimer's approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50%. In the U.S., Alzheimer's disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer's disease patients are at least U.S. $100 billion annually. Scientists have so far discovered at least one gene that increases risk for late-onset disease.

Current FDA approved Alzheimer's disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer's disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

In November, 2004, the Company acquired a 17% interest in ENI, a company developing therapeutics for Alzheimer's disease. During the first quarter of fiscal 2006, this interest increased to 18.5% as the Company met the first milestone of the services agreement and earned 100,000 ENI common shares. During the three-month period ended December 31, 2005, the Company met the second milestone and earned 200,000 common shares and also purchased an additional 346,420 common shares, increasing the Company's interest to 22.2%. In February 2006, the Company acquired an additional 1,500,000 common shares of ENI resulting from the exercise of Exchange Rights, further increasing its interest in ENI to 33.2%. In March 2006, the Company announced the acquisition of all the remaining outstanding shares of Alzheimer's focused ENI that the Company did not already own. The key asset in the acquisition is the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

In April 2006, the Company received clearance from the Therapeutic Products Directorate of Health Canada to commence a Phase I clinical trial to evaluate the pharmacokinetics, safety and tolerability of escalating doses of AZD-103 in healthy volunteers. The study demonstrated that AZD-103 was well tolerated and no safety concerns or significant adverse events were observed in the study. In August 2006, the Company also received clearance from the FDA to commence a subsequent Phase I clinical trial evaluating higher doses of AZD-103.

EXPENDITURES FOR THE AZD-103 PROGRAM

On March 10, 2006, the Company acquired the remaining outstanding shares of ENI. The assets and liabilities of ENI have been included in the consolidated financial statements of the Company as of March 10, 2006. For the period from March 10, 2006 until June 30,

2006, the Company incurred direct research and development costs for the program as follows:

                        AZD-103 PROGRAM (1)
                        -------------------
Pre-clinical studies        $1,029,876
Manufacturing                  376,791
Other direct research          201,827
                            ----------
TOTAL                       $1,608,494
                            ==========

(1) These costs are direct research costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

DRUG DISCOVERY INITIATIVES

As part of the acquisition of the Optimol drug discovery technology, Transition has assumed a series of drug discovery programs and acquired lead molecules to cancer and osteoporosis targets. Transition has completed an evaluation of these programs and has prioritized drug discovery activities to accelerate the identification and optimization of novel lead molecules. The Company is pursuing a number of discovery programs to advance novel lead molecules into pre-clinical development.

THE NEXT STEPS

Transition's goal for each of the above programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company's technologies are illustrated below:

ISLET NEOGENESIS THERAPY (I.N.T.(TM))

DIABETES

Products                         R&D   Pre-Clinical   Phase I   Phase II   Phase III   Market
--------                         ---   ------------   -------   --------   ---------   ------
   E1-I.N.T.(TM) (Type 1)        [             (LINE GRAPHS)           ]
                                                                           Licensed to Novo Nordisk
   E1-I.N.T.(TM) (Type 2)        [             (LINE GRAPHS)           ]
   GLP1-I.N.T.(TM)               [    (LINE GRAPHS)   ]
   I.N.T.(TM)-3                  [  (LINE GRAPHS) ]
   I.N.T.(TM)(transplantation)   [  (LINE GRAPHS) ]

INTERFERON ENHANCING THERAPY (I.E.T.)

HEPATITIS C

Products                         R&D   Pre-Clinical   Phase I   Phase II   Phase III   Market
--------                         ---   ------------   -------   --------   ---------   ------
   HCV-I.E.T. (Phase I/II)       [             (LINE GRAPHS)           ]

DISEASE-MODIFYING SMALL MOLECULES
ALZHEIMER'S DISEASE

Products                         R&D   Pre-Clinical   Phase I   Phase II   Phase III   Market
--------                         ---   ------------   -------   --------   ---------   ------
   AZD103                        [        (LINE GRAPHS)     ]

OVERALL PERFORMANCE

During fiscal 2006, the Company continued to advance its lead products through the clinic. The Company has completed enrollment for its two E1-I.N.T.(TM) Phase IIa clinical trials in type I and type II diabetic patients and reported data from its Phase I/II trial of HCV- I.E.T in hepatitis C non-responders. In addition, the acquisition of ENI has broadened the Company's product pipeline to include AZD-103, a disease modifying Alzheimer's compound.

During the year ended June 30, 2006, the Company strengthened its cash position by completing an offering for 15,575,000 common shares for net cash proceeds of $9,648,600. The Company's cash and cash equivalents and short-term investments were $15,005,437 at June 30, 2006. The Company currently believes that it has adequate financial resources for anticipated expenditures until early fiscal 2008.

The Company's net loss for the year ended June 30, 2006 increased by $8,794,982 or 62% to $23,018,090 from the loss of $14,223,108 reported in fiscal 2005. The increase in net loss is primarily due to increases in research and development and amortization expenses, partially offset by an increase in recovery of future income taxes, the details of which are as follows:

     - The increase in research and development expenses was primarily the result of an increase in clinical program expenses relating to the Company's I.N.T (TM) and I.E.T. on-going clinical trials, costs incurred to advance AZD-103 to Phase I clinical trials, increase in costs relating to the lead discovery system purchased from Protana, and additions to the Company's product development team;

     - The increase in amortization expense is resulting from the technology, products and patents acquired from ENI as well as the technology, patents and workforce resulting from the purchase of certain assets of Protana;

     - As a result of the ENI acquisition, the Company set up a future income tax liability relating to the technology, products and patents acquired. The Company has recorded an income tax recovery of $1,097,521 resulting from the recognition of future income tax assets relating mainly to loss carry-forwards and a reduction in future income tax liability resulting from the amortization of the technology acquired from ENI

In upcoming periods, the Company's losses are expected to increase primarily as a result of increased clinical expenditures as the Company continues the clinical development of multiple products. These losses will be partially off-set by the recovery of future income taxes relating primarily to the ENI technology, products and patents.

SELECTED ANNUAL INFORMATION

The following table is a summary of selected audited consolidated financial information of the Company for each of the three most recently completed financial years:

                                          JUNE 30,      JUNE 30,      JUNE 30,
                                            2006          2005         2004
                                        -----------   -----------   -----------
                                          REVISED
Revenue                                 $   371,174   $   109,370   $        --
Net loss (1)                            $23,018,090   $14,223,108   $10,559,501
Basic and diluted net loss per
   common share and Class B share (2)   $      0.17   $      0.12   $      0.12
                                        -----------   -----------   -----------
Total assets                            $44,128,024   $40,429,192   $42,229,389
Total long-term liabilities (3)         $ 2,862,711   $   869,691   $ 1,465,819
Cash dividends declared per share       $        --   $        --   $        --

Notes:

(1) Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

(2) Class B shares were removed from the Company's authorized share capital in December 2004.

(3) Total long-term liabilities exclude deferred revenue, a non-financial liability.

ANNUAL RESULTS - YEAR ENDED JUNE 30, 2006 COMPARED TO YEAR ENDED JUNE 30, 2005

RESULTS OF OPERATIONS

For the fiscal year ended June 30, 2006, the Company recorded a net loss of $23,018,090 ($0.17 per common share) compared to a net loss of $14,223,108 ($0.12 per common share) for the fiscal year ended June 30, 2005. This increase in net loss of $8,794,982 or 62% is primarily due to increases in research and development and amortization expenses, partially offset by an increase in recovery of future income taxes.

LICENSING FEES

Licensing fees increased by $21,874 or 20% to $131,244 for the year ended June 30, 2006 from $109,370 for the year ended June 30, 2005. Licensing fees represent the recognition of revenue from the Licensing Agreement with Novo Nordisk, as described above under the heading, "Licensing Agreement". Based on the current recognition term of 15 years, licensing fees are expected to be approximately $33,000 per quarter.

RESEARCH AND DEVELOPMENT

Research and development expenses increased to $11,060,455 for the fiscal year ended June 30, 2006 from $3,944,096 for the same period in 2005. This significant increase of $7,116,359 or 180% was primarily the result of an increase in clinical program expenses relating to the Company's I.N.T (TM) and I.E.T. on-going clinical trials, increase in costs relating to the lead discovery system purchased from Protana, costs incurred to advance AZD-103 to Phase I clinical trials, and additions to the Company's product development team.

The Company anticipates that research and development expenses in fiscal 2007 will be comparable to fiscal 2006 as the Company will incur costs to complete the Phase IIa clinical trial for E1-I.N.T.(TM) in patients with type I & II diabetes and the Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Also, the Company will incur research and development costs relating to advancing AZD-103 through Phase I, costs associated with GLP1-I.N.T.(TM) which is currently in preclinical development, and costs relating to the drug discovery platform.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $3,140,800 for the fiscal year ended June 30, 2006 from $2,944,105 for the fiscal year ended June 30, 2005. This increase of $196,695 or 7% primarily resulted from increased operating costs relating to the relocation of the Company's facilities and the relocation of the drug discovery group to the same facility, partially off set by a reduction in recruiting fees and reduced bank charges resulting from improved cash management. The Company anticipates that general and administrative expenses will increase during fiscal 2007 as the Company incurs additional corporate development and investor relations costs, in line with the Company's strategy for its next stage of growth.

AMORTIZATION

Amortization for the year ended June 30, 2006 increased by $1,353,647 or 16% to $9,563,274 as compared to $8,209,627 for the year ended June 30, 2005. The increase in amortization expense resulted from the technology, products and patents acquired from ENI of $14,244,423 as well as the technology, patents and workforce of $4,412,594 resulting from the purchase of certain assets of Protana. In the absence of additional acquisitions, the Company anticipates that amortization expense will increase in fiscal 2007 due to the full year impact of amortization of the technology acquired in the ENI and Protana transactions, partially offset by a reduction in the amortization of the Waratah technology which will be fully amortized in the third quarter of fiscal 2007.

RECOVERY OF FUTURE INCOME TAXES

Recovery of future income taxes for the year ended June 30, 2006 increased by $49,767 or 5% to a recovery of $1,097,521 as compared to a recovery of $1,047,754 for the year ended June 30, 2005. As a result of the ENI acquisition, the Company set up a future income tax liability relating to the technology, products and patents acquired. The Company has recorded an income tax recovery resulting from the recognition of future income tax assets related mainly to ENI loss carry-forwards and a reduction in future income tax liability resulting from the amortization of the technology acquired from ENI. The prior year income tax recovery was derived from the reduction of the future income tax liability which related to the acquisition of Waratah in 2002 and as of June 30, 2005, had been reduced to nil as Waratah had sufficient future tax assets to offset the liability. The Company anticipates that the recovery of future income taxes will increase in fiscal 2007 as the full year impact of the amortization of the ENI technology will result in a reduction in future income tax liability corresponding to an increase in recovery of future income taxes.

INTEREST INCOME, NET

Interest income, net for the fiscal year ended June 30, 2006, was $413,380 as compared to $513,822 for the fiscal year ended June 30, 2005. Interest income for fiscal 2006 increased by $39,232 but was offset by interest expense of $139,674 resulting from the long-term debt obligation assigned in conjunction with the purchase of assets from Protana, resulting in a net decrease in interest income, net of $100,442 or 20%.

In the absence of additional financing, interest income, net is expected to decrease in fiscal 2007.

CAPITAL EXPENDITURES

During the fiscal year ended June 30, 2006, the Company's capital expenditures were $234,919 as compared to $140,584 for the fiscal year ended June 30, 2005. The expenditures during fiscal 2006 were primarily for computer equipment and capital expenditures relating to the relocation of the Company's office facilities and leasehold improvements relating to the premises occupied by the drug discovery group at the Company's facilities. The company anticipates that the capital expenditures for fiscal 2007 will decrease slightly as the leasehold improvements relating to the relocation of the drug discovery group are completed.

TRANSFER OF SCT

On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The agreement included an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

This transaction was not recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT did not transfer to the purchaser under the terms of the share purchase agreement. Therefore, the Company classified the assets and liabilities of SCT as assets transferred under a contractual arrangement. Using the cost recovery method, the carrying value of the assets transferred under contractual arrangement have been reduced by [i] proceeds upon receipt, [ii] losses of SCT and [iii] amortization of the technology, resulting in a carrying value at June 30, 2006 of nil. Future proceeds will be recorded as a gain upon receipt.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at June 30, 2006.

                                    FIRST       SECOND        THIRD       FOURTH
                                   QUARTER      QUARTER      QUARTER      QUARTER        YEAR
                                 ----------   ----------   ----------   ----------   -----------
2006

Revenue                          $  114,901   $  190,651   $   32,811   $   32,811   $   371,174
                                                                          Revised      Revised
Net loss (1)                     $4,322,288   $5,307,972   $6,536,992   $6,850,838   $23,018,090
Basic and diluted net
   loss per Common Share         $     0.04   $     0.04   $     0.05   $     0.04   $      0.17

2005

Revenue                          $   10,937   $   32,811   $   32,811   $   32,811   $   109,370
Net loss (1)                     $2,543,441   $3,660,041   $3,504,427   $4,515,199   $14,223,108
Basic and diluted net loss per
   Common Share and Class B
   Share (2)                     $     0.02   $     0.03   $     0.03   $     0.04   $      0.12

Notes:

(1) Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

(2) Class B shares were removed from the Company's authorized share capital in December 2004.

The fluctuations of Transition's quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology relating to the assets acquired from Protana and ENI, recognition of equity losses resulting from ENI and SCT, changes in the recovery of future income taxes and the growth of the Company's management team.

FOURTH QUARTER RESULTS

The following table is a summary of selected information for the three month periods ended June 30, 2006 and June 30, 2005:

                                          2006         2005
                                      -----------   ----------
                                        REVISED
Revenue - Licensing fees              $    32,811   $   32,811
Research and development, net         $ 3,997,421   $1,167,069
General and administrative            $   876,601   $  929,312
Amortization                          $ 3,017,877   $2,018,605
Interest income, net                  $   131,750   $  127,903
Losses of company transferred under
   contractual arrangement            $    83,181   $  507,697
Recovery of future income taxes       $(1,051,449)  $  (18,966)
Net loss                              $ 6,850,838   $4,515,199

REVIEW OF OPERATIONS

For the three month period ended June 30, 2006, the Company's net loss increased by $2,335,639 or 52% to $6,850,838 compared to $4,515,199 for the same period in fiscal 2005.

Research and development expenses increased by $2,830,352 or 243% to $3,997,421 compared to $1,167,069 for the same period in fiscal 2005. This increase was primarily due to increased clinical program expenses relating to the Company's I.N.T (TM) and I.E.T. on-going clinical trials, increase in costs relating to the lead discovery system purchased from Protana and costs incurred to advance AZD-103 to a Phase I clinical trial.

General and administrative expenses decreased $52,711 or 6% to $876,601 from $929,312 for the same period in fiscal 2005. This decrease primarily resulted from decreased recruitment costs, partially offset by increased operating costs relating to the relocation of the Company's facilities and the relocation of the drug discovery group to the same facility.

Amortization expense increased $999,272 or 50% to $3,017,877 from $2,018,605 for the same period in fiscal 2005. This increase resulted from the amortization expense relating to the technology, products and patents acquired from ENI as well as the technology, patents and workforce resulting from the purchase of certain assets of Protana.

Interest income, net, increased $3,847 or 3% to $131,750 from $127,903 for the same period in fiscal 2005. This increase in interest income was the result of higher rates of interest earned on the short-tem investments in the fourth quarter of fiscal 2006 compared to fiscal 2005.

Recovery of future income taxes increased $1,032,483 to $1,051,449 compared to $18,966 for the same period in fiscal 2005. The current year fourth quarter recovery of future income taxes relates to the recognition of future income tax assets related to loss carry-forwards and a reduction in future income tax liability resulting from the amortization of the technology acquired from ENI. The income tax recovery for the same period in the prior year was derived from the reduction of the future income tax liability which related to the acquisition of Waratah in 2002.

STRATEGIC ACQUISITIONS

FINALIZATION OF THE ENI PURCHASE EQUATION IN THE FOURTH QUARTER OF FISCAL 2006

During the fourth quarter of fiscal 2006, the Company engaged a third party valuation specialist to perform an independent estimate of value for the technology, products and patents acquired in the ENI transaction. The revised fair value resulting from the estimate of value has been used to finalize the ENI purchase equation. As a result, the fair value of intangible assets acquired increased to $30,713,885 from $19,876,595 as previously disclosed in the Company's third quarter results at March 31, 2006. This increase in fair value of the intangible assets acquired has resulted in corresponding increases in future income tax liability and contingent consideration payable. Future income tax liability increased to $10,708,534 from $6,700,044 and contingent consideration payable increased to $10,520,692 from $3,809,524, as previously reported in the Company's third quarter results.

REVISED ENI PURCHASE EQUATION

Prior to the release of the December 31, 2006 interim financial statements, the Company determined that the contingent consideration payable previously recognized of $10,520,692 should not have been recognized as ENI did not constitute a business as at the acquisition date. Further, the consideration given and the allocation of the consideration given has been adjusted to reflect the settlement of the guarantee obligation and the reacquisition of the Company's shares held by ENI. The Company has reduced the previously reported financial statement line items on the consolidated balance sheet as at June 30, 2006: contingent consideration payable by $10,520,692, intangible assets by $15,283,325, future income tax liability by $5,285,944 and the deficit by $523,311. The following line items previously reported on the consolidated statement of operations for the year ended June 30, 2006 were reduced as follows: amortization of intangibles by $1,186,137 and future income tax recovery by $662,826. The adjustments did not change the basic and diluted net loss per common share.

FINANCING ACTIVITIES

There were no financing activities during the fourth quarter of fiscal 2006.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management's most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

RESEARCH INVENTORY

Research inventory, which is recorded at the lower of cost and net realizable value, represents material that will be used in future studies and clinical trials and will be recorded as research and development expense in the period used. Inventories are continually reviewed for slow moving, obsolete and excess materials. Inventory that is identified as slow-moving, obsolete or excess is evaluated to determine if an adjustment is required. A significant change to the Company's business model could have a significant impact on the value of inventory and results of operations.

VALUATION AND AMORTIZATION OF INTANGIBLE ASSETS

The Company's intangible assets are comprised of purchased or licensed pharmaceutical technology, patents and workforce. The cost of the Company's intangible assets are amortized over an estimated useful life of 5 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value is below the asset's carrying value.

REFUNDABLE INVESTMENT TAX CREDITS

The Company incurs research and development expenditures which are eligible for refundable investment tax credits from the provinces of Ontario and Quebec. The investment tax credits recorded are based on our best estimates of amounts expected to be recovered. Actual investment tax credits received are based on the ultimate determination of the taxation authorities and, accordingly these amounts may vary from the amounts recorded.

VALUATION ALLOWANCE FOR FUTURE TAX ASSETS

The Company has recorded a valuation allowance on certain future tax assets primarily related to the carryforward of operating losses and research and development expenses. The Company has determined that it is more likely than not that some of these carryforward amounts will not be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carryforward amounts, which could result in a material change in our net income (loss) through the recovery of future income taxes. However, there is no assurance that the Company will be able to record future income tax recoveries in the future.

EQUITY BASED VALUATIONS

When the Company issues equity based instruments (i.e. stock options and exchange rights), an estimate of fair value is derived for the equity instrument using the Black-Scholes pricing model. The application of this pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company's stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company's dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

RECOGNITION OF DEFERRED REVENUE

As a result of the Licensing Agreement, the Company has recorded deferred revenue which will be taken into income over the term of the Licensing Agreement. As the term of the Licensing Agreement is based on the life of the underlying patents, which varies among the patents, management has used its judgment to determine an appropriate period over which to recognize the deferred revenue. Actual results could differ materially from the estimates made by management.

NEW ACCOUNTING POLICIES

There were no new accounting policies required to be adopted during the year.

RECENT ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants has issued a number of pronouncements that will affect the Company's financial reporting in fiscal 2007 and beyond. The Company is currently evaluating the implications of these pronouncements on its financial reporting. These pronouncements include:

SECTION 3855 FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

This section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives based on specified criteria.

SECTION 3861 FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION

This section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with classification matters while the disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments and their business purposes and risks.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

As at June 30, 2006, Transition's management evaluated the effectiveness of the design and operation of its disclosure controls. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Transition's disclosure controls and procedures are effective.

There have been no significant changes in Transition's internal control over financial reporting during the year ended June 30, 2006, that have materially affected, or are reasonably likely to materially affect Transition's internal control over financial reporting.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, management fees, and licensing fees. The Company has incurred a cumulative deficit to June 30, 2006 of $69,504,180. Losses are expected to continue for the next several years as the Company invests in research and development, pre-clinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options and interest earned on cash deposits, short-term investments and investment tax credits.

The Company's cash, cash equivalents and short-term investments and the Company's working capital position were $15,005,437 and $14,286,044, respectively, at June 30, 2006, a decrease from June 30, 2005 balances of $20,598,969 and $20,284,440, respectively. The decrease is primarily the net result of the increased operating expenditures incurred during the year, a $3,109,756 cash payment made to purchase the assets of Protana Inc., and $2,740,795 cash repayments of the long-term debt obligation assumed in conjunction with the Protana asset purchase, partially offset by, the proceeds from the bought deal financing of $9,648,600, cash acquired from ENI of $1,040,471, and the first anniversary payment received from SCT of $475,000. The Company currently believes that it has adequate financial resources for anticipated expenditures until early fiscal 2008.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

FINANCING ACTIVITIES

During the year ended June 30, 2006, the Company completed an offering for 15,000,000 common shares for gross proceeds of $10,350,000. In connection with the offering, the Company granted the underwriters an option, exercisable before February 3, 2006, to purchase up to an additional 2,250,000 common shares of the Company at a price of $0.69 per share to cover over-allotments. The underwriters purchased an additional 575,000 common shares for gross proceeds of $396,750. The Company incurred total share issuance costs on the offering of $1,098,150, resulting in net cash proceeds of $9,648,600.

CONTRACTUAL OBLIGATIONS

Minimum payments under our contractual obligations as of June 30, 2006 are as follows:

                            LESS THAN     1 - 3      4 - 5    AFTER 5
                             1 YEAR       YEARS      YEARS     YEARS        TOTAL
                           ----------   --------   --------   --------   ----------
Operating Leases           $  160,048   $320,096   $320,096   $150,000   $  950,240
Capital leases             $   18,390   $ 30,401   $     --   $     --   $   48,791
Collaboration agreements   $  197,665   $     --   $     --   $     --   $  197,665
Clinical and toxicity
   study agreements        $3,440,116   $     --   $     --   $     --   $3,440,116
Manufacturing agreements   $  201,768   $     --   $     --   $     --   $  201,768
                           ----------   --------   --------   --------   ----------
TOTAL                      $4,017,987   $350,497   $320,096   $150,000   $4,838,580
                           ==========   ========   ========   ========   ==========

In addition, the Company has also licensed various technologies for its programs. The material licensing agreements are disclosed in the Company's financial statements.

RELATED PARTY TRANSACTIONS

During fiscal 2006, the Company paid legal fees to a law firm where the Company's Secretary is a partner and to a company controlled by the Company's Secretary. Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2006 were $1,388 and are included in general and administrative expenses. The balance owing at June 30, 2006 is $
443. These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OUTSTANDING SHARE DATA

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares.

ISSUED AND OUTSTANDING

The following details the issued and outstanding equity securities of the
Company:

COMMON SHARES

As at September 13, 2006, the Company has 157,459,239 common shares outstanding.

STOCK OPTIONS

As at September 13, 2006, the Company has 4,083,035 stock options outstanding (on an after exchanged basis for Waratah options) with exercise prices ranging from $0.28 to $2.10 and expiry dates ranging from September 18, 2006 to August 3, 2011. At September 13, 2006, on an if-converted basis, these stock options would result in the issuance of 4,083,035 common shares at an aggregate exercise price of $3,566,231.

RISKS AND UNCERTAINTIES

Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. The Company's technologies are currently in either the research and development stage or early in the clinical development stage, which are both risky stages for a company in the biopharmaceutical industry. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans.

The Company's products will require additional development and testing, including extensive toxicity and other clinical testing, before the Company will be able to apply to obtain regulatory approval to market the product commercially. To date, the Company has not introduced a product into the market and there is no assurance that research and development programs conducted by the Company will result in any commercially viable products. If a product is approved for sale, there is no assurance that the Company will generate adequate funds to continue development or will ever achieve profitable operations. There are many factors such as financial and human resources, competition, patent protection, and the regulatory environment that can influence the Company's ability to be profitable.

FINANCIAL AND HUMAN RESOURCES

As of June 30, 2006, the Company had cash, cash equivalents and short-term investments of $15,005,437 and working capital of $14,286,044. The Company anticipates that it will need additional financing in the future to fund its ongoing research and development programs and general corporate requirements. We may choose to seek additional funding through public or private offerings, corporate collaborations or partnership arrangements. The amount of financing required will depend on many factors including the financial requirements for the Company to fund its research and the ability of the Company to secure partnerships and achieve partnership milestones as well as to fund other working capital requirements. The Company's ability to access the capital markets or to enlist partners is mainly dependent on the progress of its research and development and regulatory approval of its products. There is no assurance that additional funding will be available on acceptable terms, if at all.

To continue the Company's research and development programs and to conduct future clinical trials, the Company will rely upon employees, collaborators and other third party relationships. There is no assurance that the Company will be able to maintain or establish these relationships as required.

HISTORY OF OPERATING LOSSES

Since our inception, we have incurred significant losses each year. We expect to incur significant operating losses as we continue our product research and development and continue our clinical trials. We will need to generate significant revenues in order to achieve and maintain profitability. We cannot assure you that we will ever successfully commercialize or achieve revenues from sales of our therapeutic products if they are successfully developed or that we will ever achieve or maintain profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

COMPETITION

The pharmaceutical industry is very competitive and there is frequent introduction of new products and technologies. Even if the Company develops a product, there is no assurance that it will be accepted in the marketplace which may result in insufficient product revenue to become profitable. The Company's success will depend, in part, on its ability to continue to enhance its existing technologies as well as develop new technologies that address the changing needs of the market.

PATENT PROTECTION

The success of the Company will be, in part, dependent on obtaining and maintaining patent protection for our products. Our ability to compete effectively and to achieve partnerships will depend on our ability to develop and maintain proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. There is no assurance that our patent applications will be approved on the basis submitted, if at all. In addition, any patents issued to the Company may be challenged, invalidated or circumvented.

PRE-CLINICAL AND CLINICAL TESTING

The Company is not able to predict the results of pre-clinical and clinical testing of drug products, including the products of the Company. It is not possible to accurately predict, based on studies or testing in laboratory conditions or in animals, whether a product will prove to be safe or effective in humans. In addition, success in one stage of human testing is not necessarily an indication that the particular product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of the Company's products will yield satisfactory results that will enable the Company to progress toward commercialization of such products. Unsatisfactory results may cause the Company to reduce or abandon future testing or commercialization of particular products, and this may have a material adverse effect on the Company.

REGULATORY ENVIRONMENT

Although we are in the process of developing several products, these products are subject to regulation in Canada, the US and other countries. There is no assurance that regulatory approval will be granted for any of the Company's Products. The regulatory process could cause several problems for the Company including, but not limited to, delays in receipt of approvals which could result in time delays in the Company's programs, limitations on intended use which could result in smaller markets for the Company's products and failure to obtain necessary approvals, which could force the Company to cease development of one or more of its products.

POTENTIAL PRODUCT LIABILITY

The Company may be subject to product liability claims in connection with the use of its products, and there can be no assurance that product liability insurance will be available at commercially reasonable terms.

Product liability claims might also exceed the amounts or fall outside of such coverage. Claims against the Company, regardless of their merit or potential outcome, may also have a material adverse effect on the Company's ability to obtain physician endorsement of its products or expand its business.


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In addition, certain drug retailers require minimum product liability insurance coverage as a condition of purchasing or accepting products for retail distribution. Failure to satisfy such insurance requirements could impede the ability of the Company or potential distributors of the Company's products to achieve broad retail distribution of its proposed products, which would have a material adverse effect on the Company.

DEPENDENCE ON THIRD PARTIES

The Company is or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products. Although the Company does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that the Company can obtain such materials and services.

OTHER RISKS

The Company is exposed to market risks related to volatility in interest rates for the Company's investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in U.S. dollars. In addition, the Company's share price is subject to equity market risk, which may result in significant speculation and volatility of trading due to the uncertainty inherent in the Company's business and in the biotechnology industry in general. The expectations of the Company made by securities analysts could also have a significant impact on the trading price of the Company's shares.

OTHER

Additional information relating to the Company, including the Company's most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.


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